Exhibit 99.1

LAIX Inc. Special Committee Retains Financial Advisor and Legal Counsel

SHANGHAI, August 17, 2021 /PRNewswire/ — LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced that the special committee (the “Special Committee”) of the Company’s board of directors has retained Houlihan Lokey (China) Limited as its financial advisor and Kirkland & Ellis as its U.S. legal counsel in connection with its review and evaluation of the previously announced non-binding “going private” proposal from Dr. Yi Wang, co-founder, chairman of the Board and chief executive officer of the Company, Mr. Zheren Hu, co-founder, director and chief technology officer of the Company, Dr. Hui Lin, co-founder, director and chief scientist of the Company, and PCIL IV Limited (collectively, the “Buyer Group”) that the Board received on August 4, 2021 (the “Transaction”).

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Special Committee is continuing its evaluation of the Transaction and other strategic alternatives of the Company and that, at this time, no decisions have been made by the Special Committee with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made by the Buyer Group, that any agreement will be executed with the Buyer Group or that the Transaction or any comparable transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Transaction or any other transaction, except as required under applicable law.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LAIX’s goals and strategies; LAIX’s future business development, results of operations and financial condition; the expected growth of the education market; LAIX’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the COVID-19 to LAIX’s business operations; PRC governmental policies, laws and regulations relating to the Company’s industry and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About LAIX

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

For investor and media inquiries, please contact:

LAIX Inc.

Jiazhuo Zheng

Investor Relations

E-mail: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

E-mail: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

E-mail: liulishuo@tpg-ir.com

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